Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred financing charges, and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

Nationstar Mortgage Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Calculation of income from continuing operations before income taxes and fixed charges
Net income from continuing operations	$31	$16	$43	$221	$217
Income tax expense	13	13	11	65	129
Fixed Charges	741	674	612	524	548
Earnings as adjusted	$785	$703	$666	$810	$894

Calculation of fixed charges
Interest expense	$731	$665	$605	$517	$539
Interest on lease obligations	10	9	7	7	9
Total fixed charges	$741	$674	$612	$524	$548

Calculation of Earnings to Fixed Charges	1.06	1.04	1.09	1.55	1.63